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20004795

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SEC Mail Processing Section

FEB 27 2020

Washington DC 415

SEC FILE NUMBER
8-49625

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bill Few Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Mt. Nebo Pointe, Suite 200
(No. and Street)

Pittsburgh	PA	15237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Jones — 412-630-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Commonwealth of Pennsylvania

County of Allegheny

OATH OR AFFIRMATION

I, John E. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Few Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 25th day of February, 2020

Kimberly A. Zeis

Notary Public

Signature

COO

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kimberly A. Zeis, Notary Public
Richland Twp., Allegheny County
My Commission Expires April 26, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BILL FEW SECURITIES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2019

CONTENTS

Lally&Co.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Bill Few Securities, Inc.
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Bill Few Securities, Inc.** ("Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 2000.

Pittsburgh, Pennsylvania
February 25, 2020

BILL FEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and Cash Equivalents	$ 1,379,228
Deposit with Clearing Organization	100,000
Other Assets	28,364
Total Assets	$ 1,507,592
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts Payable and Other Liabilities	$ 377,656
Stockholder's Equity	
Common Stock - Par Value $.10 Per Share; 1 Million Shares Authorized; 477,500 Shares Issued and Outstanding	47,750
Additional Paid-In Capital	53,296
Retained Earnings	1,028,890
Total Stockholder's Equity	1,129,936
Total Liabilities and Stockholder's Equity	$ 1,507,592

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Bill Few Securities, Inc. is a wholly owned subsidiary of Bill Few Financial Group, Inc. (the "Parent"). The Company was incorporated in January 1987 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services. The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area.

The Company is associated with Pershing LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference in settlement date versus trade date reporting is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions (banks) and it's clearing organization. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing organization). The accounts maintained at banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing organization are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09 which became ASC Topic 606, *Revenue from Contracts with Customers*. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those services.

The Company's most significant revenue categories are as follows:

Mutual Fund Commissions and Fees – The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the contract, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Brokerage Fees and Charges – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a fee. Fees and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) of its Parent for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statement includes an evaluation of events or transactions that have occurred after December 31, 2019 and through February 25, 2020, the date the financial statements were issued.

3. DUE TO/FROM CLEARING ORGANIZATION

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. Accounts with the Company's clearing organization at December 31, 2019 consisted of the following:

Due from Clearing Organization	$ 507,925
Deposits with Clearing Organization	100,000
	$ 607,925

4. DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents revenue by major source:

Mutual Fund Commissions and Fees		
12B-1 Fees Direct	$780,085	
Other 12B-1 Fees	524,399	
		$1,304,484
Ticket Revenue and Charges		112,634
Other Revenue		42,763
Total Revenue from Contracts with Customers		$1,459,881

5. RELATED PARTY TRANSACTIONS

The Company provides securities brokerage services to Bill Few Associates, Inc., a company related by common ownership. The Company has entered into a month-to-month cost sharing agreement with this related party.

In 2019, the fee payments to the related party under the broker service agreement were approximately $161,000 and $75,400 under the cost sharing arrangement. These payments are reflected in the accompanying statement of income under the captions "Payouts to Related Parties" and "Other Operating Expenses". At December 31, 2019, approximately $126,000 was owed by the Company to the related party.

6. PROFIT SHARING AND 401(k) SAVINGS PLAN

The Parent maintains a defined contribution profit sharing plan, which covers all employees of its Parent and related subsidiaries who meet the plan's eligibility requirements, as defined. Contributions to the plan are determined at the discretion of the Board of Directors. Additionally, qualifying employees may participate in a 401(k) savings plan, whereby eligible employees can make contributions pursuant to a salary reduction agreement. The Parent may elect to make a matching contribution of participating employees' deferrals up to six percent (6%) of compensation. There was no employer contribution made for 2019

7. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2019, the Company's net capital under the uniform net capital rule was approximately $1.1 million which exceeded the minimum capital requirements by approximately $1 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019, was .34 to 1.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

9. CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to some of these matters as of December 31, 2019. Management believes that after final disposition, any resulting financial impact would not be material to the annual financial statements for some of these matters.

10. INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as agent of, providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.